UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-A/A
(Amendment No. 1)
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FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
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PEDEVCO CORP.
(Exact name of registrant as specified in its charter)
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Texas	22-3755993
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

4125 Blackhawk Plaza Circle, Suite 201 Danville, California 94506
(Address of principal executive offices and zip code)

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Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	NYSE MKT LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  333-184346

Securities to be registered pursuant to Section 12(g) of the Act:  None

Explanatory Note

This Amendment No. 1 amends the Form 8-A filed on May 10, 2013 by PEDEVCO Corp., a Texas corporation (the “Registrant”) to reflect the withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-184346) effective as of July 9, 2013 and to clarify that Registrant is transferring the listing of its common stock from the OTCBB to the NYSE MKT LLC  The Registrant anticipates that the quotation of the Registrant’s common stock, par value $0.001 per share, on the OTCBB will be terminated following the closing of trading on September 9, 2013, and that the listing of the common stock on the NYSE MKT will begin at the opening of trading on September 10, 2013 under the symbol “PED”.

Item 1.  Description of Registrant’s Securities to be Registered.

The following summary of certain provisions of our common stock and preferred stock does not purport to be complete. You should refer to our amended and restated certificate of formation and our bylaws. The summary below is also qualified by reference to the provisions of the Texas Business Corporation Act.

The registrant is currently authorized to issue 200 million shares of $0.001 par value common stock and 100 million shares of $0.001 par value preferred stock, of which 25 million shares have been designated as Series A preferred stock. As of the date of this Registration Statement, Registrant had 22,504,478 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the board of directors from funds legally available therefore.  No holder of any shares of common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other securities.  Upon liquidation, dissolution or winding-up of our company, and after payment of creditors and preferred shareholders, if any, the assets will be divided pro rata on a share-for-share basis among the holders of the shares of common stock.  All shares of common stock now outstanding are upon their issuance and sale, will be, fully paid, validly issued and non-assessable.  Each share of our common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote.

Preferred Stock

Under our amended and restated certificate of formation, our board of directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in one or more series as designated by our board of directors.  The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series.  The issuance of preferred stock may have the effect of delaying or preventing a change in control of our company without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of the common stock.

Business Combinations under Texas Law

A number of provisions of Texas law, our certificate of formation and bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to negotiate first with our board of directors.

We are subject to the provisions of Title 2, Chapter 21, Subchapter M of the Texas Business Organizations Code (the “Texas Business Combination Law”). That law provides that a Texas corporation may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder”, for a period of three years from the date that person became an affiliated shareholder, subject to certain exceptions (described below). An “affiliated shareholder” is generally defined as the holder of 20% or more of the corporation’s voting shares. The law’s prohibitions do not apply if the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

Because we have more than 100 of record shareholders, we are considered an “issuing public corporation” for purposes of this law. The Texas Business Combination Law does not apply to the following:

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the business combination of an issuing public corporation where the corporation’s original charter or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law, or that adopts an amendment to its charter or bylaws, by the affirmative vote of the holders, other than affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law and so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;

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a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder divests itself, as soon as possible, of enough shares to no longer be an affiliated shareholder and would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;

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a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; and

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a business combination of a corporation with its wholly owned Texas subsidiary if the subsidiary is not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the corporation.

Neither our certificate of formation nor our bylaws contain any provision expressly providing that we will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving our company, even if that event would be beneficial to our shareholders.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of formation provides that our directors are not personally liable to us or our shareholders for monetary damages for an act or omission in their capacity an act or omission in their capacity as a director or a breach of their fiduciary duty as a director. A director may, however, be found liable for, and we may be prohibited from indemnifying them against:

●	any breach of the director’s duty of loyalty to us or our shareholders;

●	acts or omissions not in good faith that constitute a breach of the director’s duty to the us;

●	acts or omissions that involve intentional misconduct or a knowing violation of law;

●	any transaction from which the director receives an improper benefit; or

●	acts or omissions for which the liability is expressly provided by an applicable statute.

Our certificate of formation also provides that we will indemnify our directors, and may indemnify our agents, to the fullest extent permitted by applicable Texas law from any expenses, liabilities or other matters. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted for directors, officers and controlling persons of our company under our certificate of formation, it is the position of the SEC that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Indemnification Agreements

We have entered into indemnification agreements with each of our officers and directors pursuant to which we have agreed, to the maximum extent permitted by applicable law and subject to the specified terms and conditions set forth in each agreement, to indemnify a director or officer who acts on our behalf and is made or threatened to be made a party to any action or proceeding against expenses, judgments, fines and amounts paid in settlement that are incurred by such officer or director in connection with the action or proceeding. The indemnification provisions apply whether the action was instituted by a third party or by us.  We also maintain insurance on behalf of our officers and directors that provides coverage for expenses and liabilities incurred by them in their capacities as officers and directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is First American Stock Transfer, Inc., located at 4747 N. 7th Street, Suite 170, Phoenix, Arizona 85014.

Item 2.  Exhibits.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Formation and Designation by Blast Acquisition Corp. and Pacific Energy Development Corp. (1)
3.2	Amended and Restated Certificate of Designation of Series A Preferred Stock (1)
3.3	Certificate of Amendment of Amended and Restated Certificate of Formation (2)
3.4	Bylaws of Blast Energy Services, Inc. (3)
3.5	Amendment to the Bylaws (4)

Each document listed in this Exhibit Index that has been previously filed with the SEC and is incorporated by reference into this Registration Statement on Form 8-A.

(1)	Previously filed on August 2, 2012 as an exhibit to the Registrant’s Report on Form 8-K incorporated herein by reference.
(2)	Previously filed on April 23, 2013 as an exhibit to the Registrant’s Report on Form 8-K incorporated herein by reference.
(3)	Previously filed on March 6, 2008 as an exhibit to the Registrant’s Report on Form 8-K incorporated herein by reference.
(4)	Previously filed on December 6, 2012 as an exhibit to the Registrant’s Report on Form 8-K incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PEDEVCO CORP.

Date: September 5, 2013	By:	/s/ Michael L. Peterson
Michael L. Peterson
Executive Vice President and
Chief Financial Officer

Exhibit No.	Description
3.1	Amended and Restated Certificate of Formation and Designation by Blast Acquisition Corp. and Pacific Energy Development Corp. (1)
3.2	Amended and Restated Certificate of Designation of Series A Preferred Stock (1)
3.3	Certificate of Amendment of Amended and Restated Certificate of Formation (2)
3.4	Bylaws of Blast Energy Services, Inc. (3)
3.5	Amendment to the Bylaws (4)

Each document listed in this Exhibit Index that has been previously filed with the SEC and is incorporated by reference into this Registration Statement on Form 8-A.

(1)	Previously filed on August 2, 2012 as an exhibit to the Registrant’s Report on Form 8-K incorporated herein by reference.
(2)	Previously filed on April 23, 2013 as an exhibit to the Registrant’s Report on Form 8-K incorporated herein by reference.
(3)	Previously filed on March 6, 2008 as an exhibit to the Registrant’s Report on Form 8-K incorporated herein by reference.
(4)	Previously filed on December 6, 2012 as an exhibit to the Registrant’s Report on Form 8-K incorporated herein by reference.